White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

White Knight Encounters Lower-plate at Slaven Canyon, Nevada

White Knight Resources Ltd. (TSXV – WKR)
Vancouver, British Columbia
November 7, 2005

White Knight Resources Ltd. (the “Company”) announces that limestone interpreted to be of Lower-plate affinity was encountered at 750 meters (2,460 feet) depth in core hole SL-21 during the Phase I exploration program at its Slaven Canyon project, Nevada. On this basis, the Company has selected a winner for its Lower-plate Contest on the Slaven Canyon property. The winner’s name will be posted on the Company’s website at www.whiteknightres.com.

SL-21 was designed as a stratigraphic test of a geophysical anomaly which suggested the presence of an uplifted block of Lower-plate rocks. The hole was located about two kilometres from any known gold mineralized structures in order to minimize drilling problems previously encountered in the mineralized fault zones. The limestone encountered is a sheared carbonaceous micritic limestone that is similar to Lower-plate or “Eastern Carbonate” limestone found in the Carlin and Cortez trends. The limestone is distinctly different from any carbonate rocks within the Upper-plate strata in this region. Anomalous gold was encountered which is significant given the distance of the stratigraphic hole from known mineralization.

The Company is encouraged by the depth to Lower-plate limestone, as well as the anomalous gold geochemistry. Based upon structural projections from this drill hole, Lower-plate likely occurs at significantly shallower depths on the property. A few interesting gold intercepts interpreted as possible Lower-plate leakage are shown in the following table. There were no significant anomalous values encountered in the remainder of the hole.

SL-21: Anomalous Gold Assay Results
From (metres)	To (metres)	Intercept* (metres)	Intercept* (feet)	Au (g/t)	Au (opt)
257.6	262.1	4.5	15	0.410	0.012
277.4	280.4	3.0	10	0.367	0.011
588.3	592.9	4.6	15	0.389	0.011
603.5	605.0	1.5	5	0.353	0.010

* True widths are unknown

News Release dated Nov 7/05

A second core hole, SL-25, is currently being drilled. The goal of the second hole is to test for Lower-plate limestone beneath previously drilled shallow gold mineralization hosted in Upper-plate lithologies. Lower-plate is a much more favorable host than Upper-plate. The Company believes the shallow gold mineralization may be leakage off a deeper, larger, gold-mineralized zone hosted in the Lower-plate, similar to that observed on the Carlin and Cortez trends near the giant Gold Quarry, Goldstrike and Pipeline deposits.

In addition to Slaven Canyon, three drill rigs are currently operating on the Company’s Cottonwood, and Celt properties.

Quality Control

Core was photographed and logged on the project site by contract geologists under the supervision of White Knight’s project manager. Core was split by a contract geotechnician in Eureka, Nevada. Split core was bagged, sealed and shipped directly to American Assay Laboratories in Elko, Nevada for sample preparation, then to Sparks, Nevada for analysis. All samples were analyzed for gold and silver by fire-assay technique. This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

About the Company

White Knight is an exploration company active in finding and exploring mineral prospects. The Company has been exploring Nevada since 1993 and currently controls the second largest land holding in the Cortez Trend. Its property portfolio includes 18 properties (over 60,000 acres), sixteen of which are located in the Cortez Trend. The 2005 exploration season is very active for the Company as the total anticipated drilling exposure during the 2005 field season is expected to be approximately 70,000 feet. The Slaven Canyon project is located about 20km north of the 23 million ounce Pipeline gold mine, which is owned by the Cortez Joint Venture.

On behalf of the Board of Directors,
“John M. Leask”
John M. Leask, P.Eng.
Chairman of the Board

For more information please visit our website at www.whiteknightres.com or contact Kareen McKinnon at (604) 681-4462.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.